Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                            February 9, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Brantley Capital Corporation


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                            Sincerely,



                                                            Jeffrey A. Ruiz








Enclosures

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                (Amendment No.2)

                          Brantley Capital Corporation
                    _______________________________________
                                NAME OF ISSUER:


                        Common Stock (Par Value $ 0.001)
                    _______________________________________
                          TITLE OF CLASS OF SECURITIES


                                   105494108
                    _______________________________________
                                  CUSIP NUMBER


                               December 31, 2003
                    _______________________________________
            (Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                    [ x ]   Rule 13d-1(b)

                                    [   ]   Rule 13d-1(c)

                                    [   ]   Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
         (B)     [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     262,509
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  262,509
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         262,509

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.89%

12.  TYPE OF REPORTING PERSON

         HC, CO, BK

* In accordance  with  Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

**Under the terms of a no-action letter issued by the SEC staff to Deutsche Bank AG on February 14, 2002, Deutsche Bank AG may report beneficial ownership for certain non-US subsidiaries on Schedule 13G pursuant to Rule 13d-1(b). The reporting person symbols provided in the Instructions to Schedule 13G have been used herein (see Question 12, "Type of Reporting Person") to classify the non-US subsidiaries eligible for 13G reporting under the SEC's no-action letter.
In addition, the eligible non-US subsidiaries have been categorized herein
(see Item 3) consistent with the business generally conducted by each such subsidiary.

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DB Advisors, L.L.C

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
         (B)     [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     248,209
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  248,209
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         248,209

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.51%

12.  TYPE OF REPORTING PERSON

         IA, CO

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG, London Branch

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
         (B)     [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     262,509*
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  262,509*
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         262,509*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.89%

12.  TYPE OF REPORTING PERSON

         CO, BK



*Included in this amount are 248,209 shares held in a discretionary account, managed by DB Advisors, L.L.C.

Item 1(a).        Name of Issuer:

                  Brantley Capital Corporation (Issuer)

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  20600 Chagrin Blvd Suite 1150
                  Cleveland, Ohio 44122


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           Taunusanlage 12
                           D-60325 Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value (Common Stock).

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)  [   ] Broker or dealer registered under section 15 of the
                            Act;

                 (b)  [ X ] Bank as defined in section 3(a)(6) of the Act;

                            Deutsche Bank AG, London Branch

                 (c)  [   ] Insurance Company as defined in section 3(a)(19) of
                            the Act;

                 (d)  [   ] Investment Company registered under section 8 of
                            the Investment Company Act of 1940;

                 (e)  [ X ] An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E); DB Advisors, L.L.C

                 (f)  [   ] An employee benefit plan, or endowment fund in
                            accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)  [ X ] Parent holding company or control person in
                            accordance with Rule 13d-1 (b)(1)(ii)(G);

                              Deutsche Bank AG

                 (h)  [   ] A savings association as defined in section 3(b) of
                            the Federal Deposit Insurance Act;

                 (i)  [   ] A church plan that is excluded from the definition
                            of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)  [   ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.          Ownership.

                  (a) Amount beneficially owned:

                      The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b) Percent of class:

                      The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                  (c) Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote:

                          The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                     (ii) shared power to vote or to direct the vote:

                          The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                     (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.         Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                             Item 3 Classification
                  ------------------------------------------------------------

                  Deutsche Bank AG, London Branch          Bank

                  DB Advisors, L.L.C                       Investment Advisor


Item 8.        Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.        Notice of Dissolution of Group.

                  Not applicable.


Item 10.       Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 9, 2004






                                         Deutsche Bank AG

                                         By:    /s/ Jeffrey A. Ruiz
                                         Name:    Jeffrey A. Ruiz
                                         Title:   Vice President

                                         By:   /s/ Pasquale Antolino
                                         Name:    Pasquale Antolino
                                         Title:   Associate












                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 9, 2004






                                      Deutsche Bank AG, London Branch

                                      By:    /s/ Jeffrey A. Ruiz
                                      Name:    Jeffrey A. Ruiz
                                      Title:   Vice President

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 9, 2004






                                       DB  Advisors, L.L.C.

                                       By:   /s/ Jeffrey A. Ruiz
                                       Name:    Jeffrey A. Ruiz
                                       Title:   Vice President